Bridgewater Place ● Post Office Box 352

Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 ● Fax 616 / 336-7000 ● www.varnumlaw.com

Michael G. Wooldridge Direct: 616 / 336-6903

mgwooldridge@varnumlaw.com

January 14, 2021

Filed Via Edgar

Ms. Melissa Gilmore

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:UFP Industries, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2019

Filed February 26, 2020

Form 8-k/A Furnished October 22, 2020

File No. 00-22684

Dear Ms. Gilmore:

On behalf of UFP Industries, Inc., a Michigan corporation (the "Company"), we are responding to your letter dated December 21, 2020 (the “Comment Letter”), with respect to the above-referenced filing. The comments from the Comment Letter are set forth in bold font below and are followed by the Company's response.

Form 10-K for the year ended December 28, 2019

Exhibit 13

Results of Operations, page 8

1)	We refer to your presentation of Gross Sales throughout your filing and note it is not a measure recognized under GAAP. Please help us understand:
●	What Gross Sales represents. For example, tell us if this amount represents the amount invoiced to your customers, the full retail price of your products, or some other value;
●	How you considered Item 10(e) of Regulation S-K and Regulation G;
●	How you analyze trends in Gross Sales, aside from the changes based on overall selling price versus changes in units shipped; and
●	How Gross Sales is useful to investors given that gross sales may not be realized in the form of cash receipts due to Sales Allowances.

Grand Rapids ● Detroit ● Novi ● Kalamazoo ● Grand Haven ● Lansing ● Ann Arbor ● Hastings

Ms. Melissa Gilmore

January 14, 2021

Gross sales represents revenue recognized under US GAAP and does not include discounts and allowances, which are components of Net Sales under US GAAP. In future filings the Company will remove all references to Gross Sales and present Net Sales throughout the filing.

Form 8-K/A Furnished October 22, 2020

EBITDA Reconciliation (Unaudited)

2)	It appears that you have made adjustments in calculating a non-GAAP measure identified as EBITDA beyond those which are typical (e.g., share based compensation, impairments, other non-cash gains / losses). Please revise to present EBITDA or rename the non-GAAP measure you have presented. For additional guidance, please refer to Question 103.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

In future filings and public releases, the Company will rename this measure Adjusted EBITDA and update any references to this measure accordingly.

Current Year's Sales Stated At Last Year's Selling Prices (Unaudited)

3)	We note your presentation of 2020 sales and costs of goods sold adjusted for last year's lumber selling prices. We also note a similar presentation of Lumber Market Adjusted EBITDA Margin determined by restating 2016-2019 sales based upon 2015 lumber prices in your Investor Presentation in your Form 8-K furnished on November 12, 2020. These measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures in concluding that these presentations are appropriate. Additionally, this comment applies to your presentation on page 7 of Exhibit 13 to your Form 10-K based upon 2018 lumber prices.

In response to your comment, the Company will exclude the table titled “Current Year's Sales Stated At Last Year's Selling Prices (Unaudited)” in future press releases. Additionally, the Company will remove the presentation of Lumber Market Adjusted EBITDA Margin in its Investor Presentation materials.

Ms. Melissa Gilmore

January 14, 2021

In regard to page 7 of Exhibit 13 to Form 10-K, the Company will remove the table that presents the components of Consolidated Statements of Earnings as a percentage of sales adjusted for lumber market changes. In lieu of that presentation, the Company will include the following table (presented as an example using fiscal year-end information as of December 28, 2019) that compares the change in units sold with the change in US GAAP reported gross profits, selling, general, and administrative expenses, and operating profits.

	Annual Percentage Change

	From 2018 to 2019	From 2017 to 2018
Units sold	6.3%	6.0%
Gross profit	15.6	9.2
Selling, general, and administrative expenses	11.9	8.3
Earnings from operations	18.2	14.2

We hope that we have sufficiently responded to your comments. If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM

Michael G. Wooldridge

MGW/mbh

cc:Mr. Michael Cole, Chief Financial Officer